Exhibit 11

Consent of Independent Auditor

We agree to the inclusion in this Preliminary Offering Circular dated December 18, 2019 of our report, dated November 12, 2019, on our audit of the balance sheet of Siouxland Renewable Holdings, LLC as of October 10, 2019.

/s/ RSM US LLP
Sioux Falls, South Dakota
December 18, 2019